[Letterhead of British Columbia Ministry of Finance Corporate and Personal Property Registries]

Exhibit 99.2

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on:   July 10, 2006 10:59 AM Pacific Time

Incorporation Number:                      C0762944

Recognition Date and Time:   Continued into British Columbia on July 10, 2006 10:59 AM Pacific Time

NOTICE OF ARTICLES

Name of Company:

QUEENSTAKE RESOURCES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
3350 - 1055 DUNSMUIR ST	3350 - 1055 DUNSMUIR ST
VANCOUVER BC V7X 1L2	VANCOUVER BC V7X 1L2
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
3350 - 1055 DUNSMUIR ST	3350 - 1055 DUNSMUIR ST
VANCOUVER BC V7X 1L2	VANCOUVER BC V7X 1L2
CANADA	CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:

HICK, JOHN:

Mailing Address:	Delivery Address:
347 INGLEWOOD DRIVE	347 INGLEWOOD DRIVE
TORONTO, ON M4T 1J7	TORONTO, ON M4T 1J7
CANADA	CANADA

Last Name, First Name, Middle Name:

ELLIS, JOHN

Mailing Address:	Delivery Address:
414 SHADYBROOK DRIVE	414 SHADYBROOK DRIVE
SPRING CREEK, NV 89815	SPRING CREEK, NV 89815
UNITED STATES	UNITED STATES

Last Name, First Name, Middle Name:

MEYER, DORIS

Mailing Address:	Delivery Address:
UNIT 1 - 15782 MARINE DRIVE	UNIT 1 - 15782 MARINE DRIVE
WHITE ROCK, B.C. V4B 1E6	WHITE ROCK, B.C. V4B 1E6
CANADA	CANADA

Last Name, First Name, Middle Name:

SMITH, WILLIAM MICHAEL GLENDENNING

Mailing Address:	Delivery Address:
3485 CAMBRIDGE ROAD	3485 CAMBRIDGE ROAD
NANOOSE BAY, BC V9P 9G3	NANOOSE BAY, BC V9P 9G3
CANADA	CANADA

Last Name, First Name, Middle Name:

ZERGA, ROBERT

Mailing Address:	Delivery Address:
1291 COUNTRY LANE	1291 COUNTRY LANE
LAMOILLE, NV 89828	LAMOILLE, NV 89828
UNITED STATES	UNITED STATES

Last Name, First Name, Middle Name:

BOJTOS, PETER

Mailing Address:	Delivery Address:
2582 TAFT COURT	2582 TAFT COURT
LAKEWOOD, CO 80215	LAKEWOOD, CO 80215
UNITED STATES	UNITED STATES

Last Name, First Name, Middle Name:

NICOL, DORIAN L.

Mailing Address:	Delivery Address:
2940-999 18TH STREET	2940-999 18TH STREET
DENVER, CO 80202	DENVER, CO 80202
UNITED STATES	UNITED STATES

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value

Without Special Rights or
Restrictions attached